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Exhibit (a)(1)

iBasis
20 Second Avenue
Burlington, MA 01803

THE SPECIAL COMMITTEE OF iBASIS' BOARD OF DIRECTORS RECOMMENDS THAT
YOU REJECT KPN'S GROSSLY INADEQUATE, UNSOLICITED TENDER OFFER

July 30, 2009

Dear iBasis Stockholder:

        On July 28, 2009, Royal KPN N.V., which owns 56% of iBasis' outstanding common stock, commenced an unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN and its affiliates for $1.55 per share in cash. The Special Committee of iBasis' Board of Directors, comprised of independent directors Robert H. Brumley, Charles Corfield and myself as Chairman, was formed to make a recommendation regarding the offer on behalf of your interests as minority stockholders of iBasis.

        After careful consideration, including a thorough review of the financial aspects of the offer, with our independent financial and legal advisors, the Special Committee has unanimously determined that KPN's offer is grossly inadequate, opportunistic and not in the best interests of iBasis' minority stockholders.

        Accordingly, the Special Committee recommends, on behalf of iBasis, that you REJECT the KPN offer and not tender your shares pursuant to the offer.

        The Special Committee considered each of the following factors, among others, in support of its recommendation that you reject KPN's unsolicited tender offer:

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  KPN's $1.55 per share offer, in our view, significantly undervalues iBasis' current results and long-term prospects and does not adequately compensate minority stockholders for their shares.

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  The offer is grossly inadequate from a financial point of view to iBasis' minority stockholders.

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  The offer is opportunistic, given that iBasis has just completed the integration of the 2007 KPN transaction, and iBasis has only now begun to fully realize the expected synergies from the 2007 KPN transaction, as is reflected in its Q2 2009 financial results.

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  The offer does not compensate iBasis' minority stockholders for a range of other initiatives being undertaken by the Company that will start to meaningfully impact earnings within the next year and beyond.

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  The offer is clearly timed to take advantage of iBasis' depressed stock price.

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  The offer is highly conditional, creating substantial uncertainty as to whether KPN would be required to consummate its offer.

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  The offer is funded in significant part by iBasis' own cash resulting in KPN offering only effectively $1.03 per share for the operations of iBasis.

        A complete discussion of these and the other significant factors contributing to the Special Committee's recommendation are described in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Special Committee's recommendation.

        Stockholders with questions about the Special Committee's recommendation or how to withdraw any tender of their shares may call the Special Committee's information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834 (Banks and Brokers may call Innisfree collect at 212-750-5833).

        We greatly appreciate your support and encouragement.

Sincerely,

/s/ W. Frank King
Chairman, Special Committee

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  Exhibit (a)(1)